Filed by FLIR Systems, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FLIR Systems, Inc.

(Commission File No. 000-21918)

January 4, 2021

Dear Valued Supplier,

I hope you, your team and your families are staying safe and healthy. At FLIR, we are starting off the New Year with some important news. FLIR has entered into a definitive agreement to be acquired by Teledyne Technologies. We are excited about the opportunities we see to become an even stronger partner as we join forces with a company that shares our focus on continuous innovation and operational excellence.

Teledyne is a manufacturer and supplier of sophisticated instrumentation, digital imaging products and software, aerospace and defense electronics, and engineered systems. Together, we will offer a uniquely complementary end-to-end portfolio of sensory technologies for all key domains and applications across a well-balanced, global customer base. In addition, we have similar business models, including serving respective markets and customers with sensors, cameras and sensor systems.

In terms of next steps, the transaction is expected to close in the middle of 2021. Until the closing, we’ll continue to operate as independent companies, it is business as usual and we are continuing to work with you like we always have.

We look forward to continuing our partnership and providing our customers the innovative and high-quality products they expect from FLIR. We anticipate the transition will be seamless for you and your day-to-day business contacts should remain the same for the foreseeable future.

We will keep you updated throughout the process. As always, if you have any questions, please contact your current representative.

Thank you for your continued support. We value our relationship and look forward to continuing our work together in this new and exciting chapter.

Very Best Regards,

Jim Cannon

President and Chief Executive Officer

Additional Information and Where to Find It

This communication relates to a proposed transaction between Teledyne and FLIR. In connection with the proposed transaction, Teledyne will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a document that serves as a joint proxy statement/prospectus of Teledyne and FLIR. A joint proxy statement/prospectus will be sent to all Teledyne stockholders and all FLIR stockholders. Each party also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF TELEYDNE AND INVESTORS AND SECURITY HOLDERS OF FLIR ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors, Teledyne stockholders and FLIR stockholders may obtain free copies of the joint proxy statement/prospectus (when available) and other documents that are filed or will be filed with the SEC by Teledyne or FLIR through the website maintained by the SEC at www.sec.gov. The documents filed by Teledyne with the SEC also may be obtained free of charge at Teledyne’s website at www.teledyne.com or upon written request to 1049 Camino Dos Rios, Thousand Oaks, California. The documents filed by FLIR with the SEC also may be obtained free of charge at FLIR’s website at www.flir.com/about/investor-relations or upon written request to FLIR’s Corporate Secretary at 1201 S Joyce St, Arlington, VA 22202.

Participants in the Solicitation

Teledyne and FLIR and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Teledyne’s stockholders and FLIR’s stockholders in connection with the proposed transaction. Information about FLIR’s directors and executive officers and their ownership of FLIR’s common stock is set forth in FLIR’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 11, 2020. Information about Teledyne’s directors and executive officers is set forth in Teledyne’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 10, 2020. To the extent that holdings of Teledyne’s or FLIR’s securities have changed since the amounts printed in Teledyne’s or FLIR’s proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act, with respect to the proposed transaction between Teledyne and FLIR, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from the forward-looking statements in this communication, including but not limited to: (i) timing, receipt and terms and conditions of regulatory approvals required for the proposed transaction that could delay the closing of the proposed transaction, reduce the anticipated benefits of the proposed transaction or cause the parties to abandon the proposed transaction; (ii) the possibility that Teledyne and/or FLIR stockholders do not approve the proposed transaction or that other conditions to the closing of the proposed transaction are not satisfied; (iii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iv) Teledyne’s inability to integrate FLIR’s business; (v) unexpected costs or liabilities relating to the proposed transaction; (vi) the ability of Teledyne to complete the financing related to the proposed transaction upon acceptable terms; (vii) potential litigation relating to the proposed transaction that could be instituted against Teledyne or FLIR or their respective directors or officers; (viii) the risk that disruptions caused by or relating to the proposed transaction will harm Teledyne’s or FLIR’s business, including current plans and operations; (ix) the ability of Teledyne or FLIR to retain and hire key personnel; (x) risks related to Teledyne’s incurrence of indebtedness in connection with the proposed transaction; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xii) risks relating to the market value of the shares of Teledyne common stock to be issued in the proposed transaction; (xiii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (xiv) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or government policies and actions intended to protect the health and safety of individuals or government policies or actions intended to maintain the functioning of national or global economies and markets; (xv) general economic and market developments and conditions; (xvi) restrictions during the pendency of the proposed transaction or thereafter that may impact Teledyne’s or FLIR’s ability to pursue certain business opportunities or strategic transactions; and (xvii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Teledyne and FLIR described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Teledyne and FLIR assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Teledyne nor FLIR gives any assurance that either Teledyne or FLIR will achieve its expectations.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.